CERTIFICATE OF QUALIFIED PERSON

As an author of the preparation of parts the report entitled Technical Report Update on the Las Cristinas Project Bolivar State, Venezuela prepared for the Crystallex International Corporation and dated November 7, 2007, I hereby state:

1. My name is David Evans and I am employed by SNC-Lavalin Engineers & Constructors Inc. at 2200 Lake Shore Blvd., Toronto, Ontario Canada.

2. I am practicing as a professional engineer registered with Professional Engineers Ontario.

3. I graduated from the B.Sc (Eng) mineral process engineering program at Queen's University, Kingston, Ontario in 1988.

4. I have practiced my profession since 1988.

5. I am a "qualified person" as that term is defined in National Instrument 43-101 (Standard of Disclosure for Mineral Projects).

6. I last personally visited the Las Cristinas property in October, 2007.

7. I am responsible for the preparation, in part, of the Operating and Capital Costs (19.7.2 and 19.7.3) and the balance of Section 19 excluding Mining Operations (19.1.1 to 19.1.8), Waste Rock Dumps and Ore Stockpiles (19.3.2), Open Pit (19.3.3), TMF Design (19.3.4), Taxes (19.7.1), Economic Analysis (19.8) and Sensitivity Analysis (19.9)of the technical report titled Technical Report Update on the Las Cristinas Project Bolivar State, Venezuela prepared for Crystallex International Corporation and dated November 7, 2007 relating to the Las Cristinas property in Venezuela.

8. I am not aware of any material fact or material change with respect to the subject matter of the Report, which is not reflected in the Report, the omission of which would make the Report misleading.

9. I am independent of Crystallex International Corporation pursuant to section 1.5 of the Instrument.

10. I do not have nor do I expect to receive a direct or indirect interest in the Las Cristinas property of Crystallex International Corporation and I do not beneficially own, directly or indirectly any securities of Crystallex International Corporation or any associate or affiliate of such company.

11. I have read National Instrument 43-101 and Form 43-101F1 and of Operating and Capital Costs (19.7.2 and 19.7.3) and the balance of Section 19 excluding Mining Operations (19.1.1 to 19.1.8), Waste Rock Dumps and Ore Stockpiles (19.3.2), Open Pit (19.3.3), TMF Design (19.3.4), Taxes (19.7.1), Economic Analysis (19.8) and Sensitivity Analysis (19.9) of the of the technical report titled Technical Report Update on the Las Cristinas Project Bolivar State, Venezuela prepared for the Crystallex International Corporation and dated November 7, 2007, have been prepared in compliance with that instrument and form.